UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

GALAXY GAMING, INC.
(Name of Registrant as Specified in Its Charter)

ROBERT G. PIETROSANTO ROBERT B. SAUCIER TRIANGULUM PARTNERS, LLC TONY A. CRANFORD SIR MARK H. JONES JAMES D. MEIER
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 12, 2019

Robert G. Pietrosanto

___________, 2019

Dear Fellow Galaxy Gaming Stockholder:

Robert G. Pietrosanto (“Mr. Pietrosanto” or “I”) is a stockholder of Galaxy Gaming, Inc., a Nevada corporation (“Galaxy Gaming” or the “Company”). For the reasons set forth in the attached Proxy Statement, I, together with Robert B. Saucier (“we” or “our”), believe that stockholders would benefit from significant changes to the composition of the Company’s Board of Directors (the “Board”). We are therefore seeking your support at the Company’s upcoming 2019 annual meeting of stockholders (the “Annual Meeting”) scheduled to be held at 9:00 a.m. (local time) on Wednesday, August 28, 2019, at Green Valley Ranch Resort Spa & Casino, 2300 Paseo Verde Parkway, Henderson, Nevada 89052, for the following purposes:

1.	To elect Mr. Pietrosanto’s three (3) director nominees, Tony A. Cranford, Sir Mark H. Jones and James D. Meier (each a “Nominee” and collectively, the “Nominees”), to serve for the ensuing year and until their respective successors are duly elected and qualified;
2.	To vote, on an advisory basis, on the compensation of the Company’s named executive officers;
3.	To vote, on an advisory basis, on the frequency with which the Company holds advisory votes regarding the compensation of the Company’s named executive officers;
4.	To ratify the appointment of Piercy Bowler Taylor & Kern as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; and
5.	To consider and act upon any other matter that may properly come before the Annual Meeting.

There are five (5) directorships up for election at the Annual Meeting. The enclosed Proxy Statement is soliciting proxies to elect only our three (3) Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the BLUE proxy card will only be able to vote for our three (3) Nominees and will not have the opportunity to vote for the other two (2) seats up for election at the Annual Meeting. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. Your vote to elect our Nominees will have the legal effect of replacing three (3) incumbent directors with our Nominees. If all three (3) Nominees are elected, they would represent a majority of the directors on the Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about [_____], 2019.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact InvestorCom LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Robert G. Pietrosanto

Robert G. Pietrosanto

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Mr. Pietrosanto’s proxy materials,

please contact:

19 Old Kings Highway S., Suite 210

Darien, CT 06820

(203) 972-9300

Stockholders call toll-free at (877) 972-0090

Email: info@investor-com.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 12, 2019

2019 ANNUAL MEETING OF STOCKHOLDERS
OF
Galaxy Gaming, Inc.
_________________________

PROXY STATEMENT
OF
Robert G. Pietrosanto

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Robert G. Pietrosanto (“Mr. Pietrosanto” or “I”) is a stockholder of Galaxy Gaming, Inc., a Nevada corporation (“Galaxy Gaming” or the “Company”). I, together with Robert B. Saucier (“we” or “our”), believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investments. We have nominated a slate of highly qualified and capable candidates who are fully committed to representing the best interests of stockholders and exploring all opportunities to unlock stockholder value. We are therefore seeking your support at the Company’s upcoming 2019 annual meeting of stockholders scheduled to be held at 9:00 a.m. (local time) on Wednesday, August 28, 2019, at Green Valley Ranch Resort Spa & Casino, 2300 Paseo Verde Parkway, Henderson, Nevada 89052 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following purposes:

1.	To elect Mr. Pietrosanto’s three (3) director nominees, Tony A. Cranford, Sir Mark H. Jones and James D. Meier (each a “Nominee” and collectively, the “Nominees”), to serve for the ensuing year and until their respective successors are duly elected and qualified;
2.	To vote, on an advisory basis, on the compensation of the Company’s named executive officers;
3.	To vote, on an advisory basis, on the frequency with which the Company holds advisory votes regarding the compensation of the Company’s named executive officers;
4.	To ratify the appointment of Piercy Bowler Taylor & Kern as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; and
5.	To consider and act upon any other matter that may properly come before the Annual Meeting.

This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the BLUE proxy card will only be able to vote for our three (3) Nominees and will not have the opportunity to vote for the other two (2) seats up for election at the Annual Meeting. See “Voting and Proxy Procedures” below for additional information. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

The participants in this solicitation intend to vote their shares FOR the election of the Nominees, AGAINST the advisory vote on executive compensation, 1 YEAR on the advisory vote on the frequency of holding future advisory votes on executive compensation and FOR the ratification of the appointment of Piercy Bowler Taylor & Kern as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, as described herein. While we currently intend to vote all of our shares of common stock, $0.001 par value per share (the “Common Stock”) entitled to be voted at the Annual Meeting in favor of the election of the Nominees, we reserve the right to vote some or all of our shares of Common Stock for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only vote some or all of our shares of Common Stock for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting our shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

The Company has set the close of business on July 17, 2019 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 6767 Spencer Street, Las Vegas, Nevada 89119. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 17,752,744 shares of Common Stock outstanding.

This Proxy Statement and the enclosed BLUE proxy card are first being mailed to stockholders on or about [_____], 2019.

THIS SOLICITATION IS BEING MADE BY US AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our BLUE proxy card are available at [_____]

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Mr. Pietrosanto c/o InvestorCom LLC (“InvestorCom”) in the enclosed envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on the BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Mr. Pietrosanto’s proxy materials,

please contact:

19 Old Kings Highway S., Suite 210

Darien, CT 06820

(203) 972-9300

Stockholders call toll-free at (877) 972-0090

Email: info@investor-com.com

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 BACKGROUND AND REASONS FOR THE SOLICITATION

WE BELIEVE THE TIME FOR SUBSTANTIAL CHANGE IS NOW

We have serious concerns about recent actions taken by the Board and the trajectory of the Company under its stewardship. It appears that the Board has embarked upon a series of significant actions with far-reaching consequences to the Company and its stockholders. Historically, the Company fostered an atmosphere that encouraged investment by welcoming and supporting its stockholders. However, over the last several months, it appears that management and the Board may have withheld important information and abused certain mechanisms in the Company’s governing documents and state laws as further discussed below. In our view, these actions only serve the interests of management and the Board and undermine stockholder confidence in the Company.

As former longtime employees of Galaxy Gaming, we have significant institutional knowledge and understanding of the Company, and we believe that Galaxy Gaming has tremendous potential that is not being realized under the current Board. We believe a reconstituted Board that includes our Nominees is needed to create meaningful change, improve stockholder relationships and unlock value for all stockholders.

We are Troubled by What Appears to be a Pattern of Irresponsible and Questionable Decision-Making by Management and the Board

In March 2018, the Board authorized a buy-back program to repurchase up to one million shares of Common Stock, and instructed Harry Hagerty, the Company’s CFO, to negotiate discounted purchases of available shares on behalf of the Company.1 Generally, we believe that well-timed stock buy-back programs can be in the best interest of stockholders, and at first glance, it appeared that the Board and management were acting responsibly. However, as reported in the Company’s 2018 Annual Report on Form 10-K, the Company did not repurchase one single share. It has come to our attention that while Mr. Hagerty was allegedly negotiating with stockholders on Galaxy Gaming’s behalf, he was simultaneously negotiating with stockholders on his own behalf and made purchases from one or more stockholders for his personal benefit. Further, it does not appear that all of these purchases have been reported in Mr. Hagerty’s SEC filings.

In our view, it is inexcusable that Mr. Hagerty, who was supposed to be negotiating on behalf of the Company, instead capitalized on business opportunities that should have been made available to the Company. The Board either knew, or should have known, that this activity was occurring. We believe the Board has failed to discharge its fiduciary duties by failing to take any remedial actions.

Another example of the Board’s failure to act in the best interest of stockholders was its apparent refusal to conduct a transparent and open process of evaluating strategic alternatives. As disclosed in the Company’s November 5, 2018 press release, the Company announced that it had retained Macquarie Capital (USA) Inc. (“Macquarie”) to assist with this process.2 Following the Company’s announcement, it is our understanding that several stockholders, including us, contacted the Board and requested that they be notified of any bids. In March 2019, the Company issued a press release announcing the termination of the process with Macquarie and declaring that the Board decided to “continue on [its] existing plan.”3 During the strategic alternatives process, to our knowledge, the Board failed to provide any stockholders with information about offers or bids for the Company’s securities.

1 The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2018.

2 See Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2018.

3 See Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2019.

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Subsequently, we heard from third parties that the Board may have in fact received one or more offers through Macquarie for the Company’s shares at a price significantly higher than the then-current share price. We question why the Board may have chosen to conceal from stockholders third-party offers that could provide an opportunity for the Company to achieve liquidity at a substantial profit.

Furthermore, in May 2019, the Board and management disclosed that they had forcibly redeemed 23,271,667 shares from Triangulum Partners, LLC (“Triangulum”), an entity controlled by Mr. Saucier, in exchange for $39 million in new debt. We believe this extraordinary act was unwarranted and did significant harm to the Company’s balance sheet by converting $7 million in positive equity to a $32 million deficit. Evidently the upside-down balance sheet violated the covenants on the Company’s loan with its bank and thereby necessitated a waiver, which according to the Company’s public filings, was granted for a six month period.

As a result of the forced redemption, the Company is now mired in costly litigation that will decide whether the forced redemption was valid under the Company’s governing documents and Nevada law. Please see the section entitled “Additional Participant Information” for additional information on the litigation.

THERE IS A BETTER WAY FORWARD

Our Nominees Possess the Qualifications and Experience We Believe Is Necessary to Maximize Stockholder Value and Realize the Company’s True Potential

We have nominated a slate of three (3) highly qualified director candidates for election to the Board at the Annual Meeting. The Nominees were carefully selected for their extensive skill sets in areas directly relevant to Galaxy Gaming’s business, its current challenges, and importantly, its opportunities for growth. The Nominees collectively bring decades of gaming experience, financial acumen, leadership skills, and a strong commitment to represent the best interests of all stockholders.

Tony A. Cranford is a well-respected gaming industry veteran experienced in founding and managing a number of companies, both public and private. Mr. Cranford currently serves as a senior executive for the Empire Technological Group, a company providing advanced table game technology for casinos. Mr. Cranford’s numerous contributions to the gaming industry include development of casino table games, electronic displays, automatic card shufflers and other advanced electronic equipment for casinos for which he has received 7 issued patents. He has been and is currently approved or licensed in numerous gaming jurisdictions throughout the United States.

Sir Mark H. Jones has been engaged in the gaming industry since 1988 and is a designer of casino games and has been issued 20 patents pertaining to his inventions. He is the founder, President and CEO of International Network in Advance-Gaming, Inc., a leading casino table game company specializing in the development and distribution of alternative method gaming devices which fulfill special or unique table game requirements for casinos. Sir Jones frequently gives lectures and writes articles for industry magazines as an expert on casino table games. Additionally, he has been and/or is currently licensed in over 30 gaming jurisdictions including Nevada and California.

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James D. Meier is a Certified Management Accountant and a Certified Public Accountant with over 20 years’ experience working in senior financial positions, including as the Vice President of National Gaming and Lodging Division at Mutual of Omaha Bank. Mr. Meier has over 18 years’ experience working with public companies and his diversified experience includes financing, acquisitions, strategic planning and financial analysis, internal controls and SEC reporting, as well as hands-on experience in accounting and regulatory compliance. He has been and is currently approved or licensed in numerous gaming jurisdictions throughout the United States, including Nevada.

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PROPOSAL ONE

ELECTION OF DIRECTORS

The Board is currently composed of five (5) directors, each with terms expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three (3) Nominees in opposition to the Company’s director nominees. Your vote to elect our Nominees will have the legal effect of replacing three (3) incumbent directors with the Nominees. If all three (3) Nominees are elected, such Nominees will represent a majority of the members of the Board. In the event that the Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by the Nominees will be adopted or supported by the full Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Background and Reasons For the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Tony A. Cranford, age 67, has served as a Senior Strategic Development Account Manager for the Empire Technological Group, LTD., a company providing advanced table game technology for casinos, since November 2017, and has served as the CEO of Ten Stix Gaming, Inc., a casino game developer, since 2003. Prior to that, Mr. Cranford served as Sales Manager of Aces-Up Gaming, a casino game distributor, from 2013 until October 2018. Earlier in his career, he held a number of management positions including at Anchor Gaming, a casino game developer, and Jacobs Entertainment, Inc., an owner and operator of gaming and entertainment facilities. Prior to entering the gaming industry, Mr. Cranford was engaged in the broadcast industry, having founded and served as President of Colorado Broadcasting Corporation, which owned several radio stations in Colorado and Nebraska. Mr. Cranford has served as Chairman of the Board of Ten Stix Gaming, Inc., a casino game developer, since 2003, and served as Chairman of the Board of Ten Stix, Inc., a casino game developer, from 1995 until 2003. Mr. Cranford previously served on the Board of the Colorado Broadcasters Association, a non-profit trade organization. Mr. Cranford attended Metropolitan State College in Denver, CO as a business management major from 1975 – 1978.

We believe that Mr. Cranford’s experience as an executive at numerous gaming companies makes him a highly qualified candidate for the Board.

Sir Mark H. Jones, age 68, has served as the President and CEO of International Network in Advance-Gaming Inc., a full service Casino company, since 2000. Sir Mark Jones has also served as the President of Advanced Nail Systems, a developmental stage company providing solutions to the cosmetology industry, since 2016. He has served as President of PMR, a building partnership, since 2017. Earlier in his career, Sir Mark Jones held various management positions at the Sycuan Casino Resort in San Diego, California as well as serving as manager at Artichoke Joe’s Casino, located in San Bruno, California. Prior to that, Sir Mark Jones held retail management positions at numerous companies including Lucky’s Market, a chain of supermarkets, Alpha Beta, a chain of supermarkets, and The Home Depot Inc., a home improvement retailer. Sir Mark Jones also previously served as a Vice President of the A. L. Williams Corporation, an insurance and financial services company. In 2016, Sir Mark Jones was knighted by the Royal Order of Scotland in recognition of his many charitable and civic contributions. Sir Mark Jones received a Bachelor’s Degree in Business and Advertising from San Francisco State University.

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We believe Sir Mark Jones’ decades of experience in the gaming industry makes him a highly qualified candidate for the Board.

James D. Meier, age 54, has served as the Vice President of National Gaming and Lodging Division at Mutual of Omaha Bank, a full-service bank, since June 2019. Mr. Meier served as the Vice President and CFO at Nevada Gold & Casinos, Inc., a casino operator, from November 2014 until its merger with Maverick Casinos, LLC, in June 2019. Prior to that, Mr. Meier served in various senior financial roles including CFO, Vice President of Finance, and Vice President of Strategic Planning and Financial Analysis at Full House Resorts, Inc., a casino developer and operator, from 2004 until 2014. Earlier in his career, Mr. Meier served as the Manager of Financial Reporting and Corporate Controller at Ameristar Casinos, Inc. Mr. Meier is both a Certified Management Accountant and a Certified Public Accountant, and he received his Bachelor’s Degree from Minnesota State University and a Master’s Degree from University of Nevada, Las Vegas.

We believe Mr. Meier’s long tenured experience in executive positions at both public and private companies in the gaming industry make him a highly qualified candidate for the Board.

The principal business address of Mr. Cranford is 15955 Ridge Tee Dr., Morrison, Colorado 80465. The principal business address of Sir Mark Jones is 2516 Business Pkwy., Unit G, Minden, Nevada 89423. The principal business address of Mr. Meier is 2360 Corporate Circle, Suite 410, Henderson, Nevada 89074.

As of the date hereof, Mr. Cranford directly beneficially owns 857,143 shares of Common Stock. Such shares of Common Stock were purchased on July 15, 2019 in a private transaction using personal funds.

As of the date hereof, Sir Mark Jones and Mr. Meier do not directly or indirectly own, beneficially or of record, any securities of the Company and have not entered into any transactions in securities of the Company during the past two years.

Each of the Nominees may be deemed to be a member of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.

The participants in this solicitation who are named in the section entitled “Additional Participant Information” are collectively referred to as the “Group” herein.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

If the result of the election of directors at the Annual Meeting is that the Nominees constitute a majority of the Board, without the election or nomination of such Nominees being approved by the current Board in advance of the election, this would constitute a “Change of Control” under the Company’s Credit Agreement, dated as of April 14, 2018, between the Company, as the borrower, and ZB, N.A. DBA Nevada State Bank, as the lender (the “Credit Agreement”). Such a Change of Control would constitute an “Event of Default” under the Credit Agreement. Upon the occurrence of such an Event of Default, all commitments and obligations of the lender under the Credit Agreement and the related loan documents would immediately terminate, and, at the lender’s option, all indebtedness under the Credit Agreement would immediately become due and payable, all without notice of any kinds to the Company, subject to the terms and conditions of the Credit Agreement. To avoid this outcome, the Board will either need to approve the nomination or election of the Nominees prior to the Annual Meeting or the Company will need to amend the applicable provisions of the Credit Agreement, which would require obtaining the consent of the lender. We have requested that the Company provide such Board approval or obtain such lender consent. In response, the Company publicly disclosed its position that the nomination of the Nominees described herein is invalid as discussed in further detail in the following paragraph. Accordingly, we do not believe it is likely at this point in time that the Company will provide such Board approval or obtain such lender consent.

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Galaxy Gaming has publicly stated its position that the nomination of the Nominees described herein is invalid due to purported failures by the Participants to comply with applicable provisions of the Bylaws and that such nomination will not be considered at the Annual Meeting. In the event it is ultimately determined, by a court of competent jurisdiction or otherwise, that the nomination of the Nominees is invalid, any votes submitted with respect to the election of the Nominees will not be counted at the Annual Meeting.

Except as discussed in the immediately preceding paragraph, we do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL TWO

ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, the Company is providing stockholders with the opportunity to cast an annual advisory vote to approve the compensation of its named executive officers as disclosed pursuant to the SEC’s compensation disclosure rules (a “say-on-pay proposal”). Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the named executive officers as disclosed in this Proxy Statement pursuant to the SEC’s executive compensation disclosure rules, is hereby approved.”

According to the Company’s proxy statement, this vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board. The Company has further disclosed that the Board and the Compensation Committee value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL THREE

ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTES

As discussed in further detail in the Company’s proxy statement, the Company is providing stockholders with the opportunity to cast an advisory vote on how often the Company should include a say-on-pay proposal in its proxy materials for future annual stockholder meetings or any special stockholder meeting for which it must include executive compensation information in the proxy statement for that meeting (a “say-on-pay frequency proposal”). Under this Proposal No. 3, stockholders may vote to have the say-on-pay vote every year, every two years, or every three years.

The Company has disclosed in its proxy statement, that as an advisory vote, this proposal is not binding on the Company or the Board. However, the Board values the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay vote.

As disclosed in the Company’s proxy statement, a plurality of the votes cast for Proposal No. 3 will determine the stockholders’ preferred frequency for holding an advisory vote on executive compensation. This means that the option for holding an advisory vote every 1 year, 2 years, or 3 years receiving the greatest number of votes will be considered the preferred frequency of the stockholders.

We believe that conducting the advisory vote on executive compensation every year is appropriate for the Company because it provides stockholders the opportunity to provide frequent feedback on the Company’s overall compensation philosophy, design and implementation.

WE RECOMMEND A VOTE FOR “1 YEAR” ON THE ADVISORY VOTE ON THE FREQUENCY OF THE EXECUTIVE COMPENSATION VOTE AND INTEND TO VOTE OUR SHARES FOR “1 YEAR” ON THIS PROPOSAL.

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PROPOSAL 4

RATIFICATION OF THE APPOINTMENT OF PIERCY BOWLER TAYLOR & KERN AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has appointed Piercy Bowler Taylor & Kern as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, and stockholders are being asked to ratify such appointment at the Annual Meeting.

As disclosed in the Company’s proxy statement, to ratify the appointment of Piercy Bowler Taylor & Kern to be the Company’s independent registered public accounting firm for the year ending December 31, 2019, the affirmative vote of a majority of the votes cast at the Annual Meeting on this proposal is required.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, AGAINST the advisory vote on executive compensation, 1 YEAR on the advisory vote on the frequency of holding future advisory votes on executive compensation and FOR the ratification of the appointment of Piercy Bowler Taylor & Kern as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate five (5) candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. In the event that some of the Nominees are elected, there can be no assurance that the Company nominees who get the most votes and are elected to the Board will choose to serve on the Board with the Nominees who are elected.

While we currently intend to vote all of our shares of Common Stock entitled to be voted at the Annual Meeting in favor of the election of the Nominees, we reserve the right to vote some or all of our shares of Common Stock for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only vote some or all of our shares of Common Stock for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting our shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The presence, in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of the holders of not less than fifty percent (50%) of the shares entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

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If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Proposal 1: Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the five (5) nominees for director receiving the highest vote totals will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees, and therefore, a “WITHOLD” vote will have no effect on the outcome of the election of directors. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Proposal 2: Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the affirmative vote of a majority of the votes cast is required to approve the advisory vote on the Company’s executive compensation. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Proposal 3: Advisory Vote on the Frequency of Holding Future Advisory Votes on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the frequency of the advisory vote on executive compensation will be determined by a plurality of the votes cast. Stockholders may vote “1 YEAR,” “2 YEARS,” “3 YEARS” or “ABSTAIN” with respect to the advisory vote on the frequency of advisory votes on executive compensation. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Proposal 4: Ratification of the Appointment of Accounting Firm─ According to the Company’s proxy statement, assuming that a quorum is present, the ratification of Piercy Bowler Taylor & Kern as the Company’s Independent Registered Public Accounting Firm requires the affirmative vote of a majority of the votes cast at the Annual Meeting. The Company has indicated that abstentions and broker non-votes will have no effect on this proposal.

Under applicable Nevada law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with our recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Mr. Pietrosanto in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company at 6767 Spencer Street, Las Vegas, Nevada 89119, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to us in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, InvestorCom may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the participants. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Mr. Saucier has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Mr. Saucier has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Mr. Saucier will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately 25 persons to solicit the Company’s stockholders for the Annual Meeting. The entire expense of soliciting proxies is being borne by Mr. Saucier. Costs of this solicitation of proxies are currently estimated to be approximately $300,000. Mr. Saucier estimates that through the date hereof, his expenses in connection with this solicitation are approximately $40,000. Mr. Saucier intends to seek reimbursement from the Company of all expenses he incurs in connection with the solicitation of proxies for the election of the Nominees to the Board at the Annual Meeting. If such reimbursement is approved by the Board, Mr. Saucier does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are Mr. Pietrosanto, Mr. Saucier, Triangulum and the Nominees.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the shares of Common Stock owned in the aggregate by all of the participants in this solicitation as disclosed herein. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.

The principal occupation of Mr. Pietrosanto is serving as a private investor. The principal occupation of Mr. Saucier is serving as a private investor. The principal business of Triangulum is investing in securities and engaging in all related activities and transactions.

The principal business address of Mr. Pietrosanto is 331 S. Humboldt Dr., Henderson, Nevada 89074. The principal business address of each of Mr. Saucier and Triangulum is c/o GKO Bookkeeping, LLC, 3261 E. Warm Springs Rd., Las Vegas, Nevada 89120.

As of the date hereof, Mr. Saucier does not own, beneficially or of record, any securities of the Company, except for securities of the Company owned by Triangulum, an entity controlled by him, as described below.

Effective September 22, 2017, Triangulum entered into Voting and Dispositive Control Agreements (the “VDCAs”) with five individuals, including four directors of the Company (collectively, the “Recipients”), pursuant to which Triangulum granted an irrevocable proxy to each of the Recipients to vote an aggregate of 6,345,805 shares of Common Stock covered by the VDCAs, and conveyed to each Recipient the right to “Transfer” the shares, defined as a “sale, transfer, tender, assignment, encumbrance, gift, pledge, hedge, swap, or other disposition, directly or indirectly” of the shares or any right or interest therein. Pursuant to the terms of the VDCAs, upon the expiration of the term of the VDCAs, all control rights, including the proxy and right to Transfer the shares of Common Stock would revert and return to Triangulum. Additionally, on February 21, 2018, Triangulum sold a total of 395,000 shares of Common Stock in an open market transaction, and on May 28, 2019, Triangulum purchased 100 shares of Common Stock in an open market transaction, which were subsequently sold on July 26, 2019 in an open market transaction.

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On May 6, 2019, the Board purported to redeem all 23,271,667 shares of Common Stock held by Triangulum (the “Redemption”), which at the time constituted over 57% of the outstanding shares of Common Stock. In lieu of tendering payment to Triangulum for the involuntary sale of its shares, the Company issued a purported promissory note (the “Promissory Note”) to Triangulum in the face amount of $39,096,401. The Promissory Note matures on May 5, 2029 and bears interest at a rate of 2% per annum, with accrued interest payable annually in arrears. The Promissory Note is unsecured and is subordinated to the Company’s existing and future indebtedness. As of the date hereof, no payments of principal or interest have been made on the Promissory Note. On May 6, 2019, the Company commenced a lawsuit captioned Galaxy Gaming, Inc. v. Triangulum Partners, LLC, Robert B. Saucier, et al, Clark County, Nevada district court (Case No. A-19-794293-B) with a Complaint seeking a declaratory judgment that the Redemption was lawful and valid and certain remedies for breach of fiduciary duty and breach of contract by Triangulum and Mr. Saucier. On June 10, 2019, Triangulum filed its Answer to the Company’s Complaint in conjunction with its Counterclaim against the Company and the members of the Board, which Counterclaim was amended on July 18, 2019. Therein, Triangulum disputes the Company’s claim that the Redemption was valid and affirmatively alleges that the Redemption violated the Company’s Articles of Incorporation and Nevada law and seeks a decree from the Court that the Redemption was invalid and certain remedies for breach of fiduciary duty, breach of contract, bad faith, conversion, unjust enrichment and fraud, including damages. On July 11, 2019, the Court declined to enter an injunction to set aside the Redemption prior to hearing all the evidence at trial. It is expected the Court will issue a scheduling order setting a trial date in the next few weeks.

Mr. Pietrosanto beneficially directly owns 100,000 shares of Common Stock, all of which are held in record name. Of the 100,000 shares of Common Stock beneficially owned by Mr. Pietrosanto, (i) 10,000 of such shares were purchased with personal funds from the Company and (ii) 90,000 of such shares were acquired as part of his compensation in connection with his employment with the Company, as discussed in more detail below. On December 4, 2018, Mr. Pietrosanto sold 50,000 shares of Common Stock in a private transaction.

Mr. Pietrosanto served as a Senior Sales Specialist of the Company from October 2006 until June 2018. Mr. Saucier served as Chairman of the Board, President and CEO of the Company from February 2009 until July 2017, and as a member of the Board and Executive Vice President of Business Development from July 2017 until November 2018 and December 2018, respectively. Prior to February 2009, Mr. Saucier was the Founder and CEO of Galaxy Gaming, Inc., a privately held Nevada corporation, which, pursuant to a Share Exchange Agreement with the Company, became a wholly owned subsidiary of the Company in February 2009.

In connection with Mr. Saucier’s prior employment with the Company, since the beginning of the Company’s last fiscal year, Mr. Saucier received approximately $354,899 in total compensation from the Company. According to the Company’s public filings, Mr. Saucier did not receive any compensation from the Company for his prior service as a director since the beginning of the Company’s last fiscal year.

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Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

Except as otherwise set forth in this Proxy Statement, there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, proposals of stockholders intended to be presented at the 2020 annual meeting of stockholders (the “2020 Annual Meeting”) pursuant to Rule 14a-8 promulgated under the Exchange Act must be received by the Company at its principal executive offices, 6767 Spencer Street, Las Vegas, Nevada 89119, Attention: Corporate Secretary, not less than 120 days before the anniversary of the date the Company’s proxy statement is released to stockholders (i.e., assuming that the Company’s proxy statement is first mailed to its stockholders on July 29, 2019, the proposal must be received not later than March 29, 2020), unless the date of the 2020 Annual Meeting is more than 30 days before or after August 28, 2020, in which case the proposal must be received a reasonable time before the Company begins to print and mail its proxy materials.

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For any proposal or director nomination that is not submitted for inclusion in the Company’s proxy statement for the 2020 Annual Meeting pursuant to the process set forth above, but is instead sought to be presented directly at the 2020 Annual Meeting, stockholders are advised to review the Company’s Amended and Restated Bylaws as they contain requirements with respect to advance notice of stockholder proposals and director nominations.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2020 Annual Meeting is based on information contained in the Company’s proxy statement and the Company’s Amended and Restated Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by us that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2019 ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PERSON TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SEE SCHEDULE I FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Robert G. Pietrosanto

__________, 2019

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SCHEDULE I

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on July 29, 2019

SECURITY OWNERSHIP

The following table sets forth, as of July 17, 2019, the beneficial ownership of our common stock by each executive officer and director, by each person known by the Company to beneficially own more than 5% of its common stock and by the executive officers and directors as a group. Unless otherwise indicated, the named persons possess sole voting and investment power with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law). The percentages are based upon 17,752,744 shares outstanding as of July 17, 2019.

Name of beneficial owner	Amount of beneficial ownership	Percent of class
Mark Lipparelli, Director (1)	1,647,250	9.28%
Norm DesRosiers, Director (2)	560,133	3.16%
William A. Zender, Director (3)	518,467	2.92%
Bryan Waters, Director (4)	426,800	2.40%
Michael Gavin Isaacs, Director (5)	81,200	0.46%
Todd Cravens, President and Chief Executive Officer (6)	962,500	5.42%
Harry Hagerty, Chief Financial Officer (7)	593,500	3.34%
Total of All Directors and Executive Officers (7 persons):	4,789,850	27.44%

(1)	Mr. Lipparelli holds options to purchase 150,000 shares of the Company’s common stock which are exercisable within 60 days of July 17, 2019. In addition, as of July 17, 2019, Mr. Lipparelli held 1,497,250 shares of the Company’s common stock as trustee of the Mark A. Lipparelli Trust.

(2)	Mr. DesRosiers holds options to purchase 350,000 shares of the Company’s common stock which are exercisable within 60 days of July 17, 2019. In addition, as of July 17, 2017, Mr. DesRosiers held 210,133 shares of the Company’s common stock.

(3)	Mr. Zender holds options to purchase 350,000 shares of the Company’s common stock which are exercisable within 60 days of July 17, 2019. In addition, as of July 17, 2017, Mr. Zender held 168,467 shares of the Company’s common stock.

(4)	Mr. Waters holds options to purchase 275,000 shares of the Company’s common stock which are exercisable within 60 days of July 17, 2019. In addition, as of July 17, 2017, Mr. Waters held 151,800 shares of the Company’s common stock in his own name or as trustee of the Bryan and Karen Waters Family Trust.

(5)	Mr. Isaacs holds 75,000 shares of the Company’s common stock which vest in equal installments on June 3, 2020, 2021 and 2022. In addition, as of July 17, 2019, Mr. Isaacs held 6,200 shares of the Company’s common stock.

(6)	Mr. Cravens holds options to purchase 950,000 shares of the Company’s common stock, 516,667 of which are exercisable within 60 days of July 17, 2019. In addition, as of July 17, 2019, Mr. Cravens held 12,500 shares of the Company’s common stock.

(7)	Mr. Hagerty holds options to purchase 580,000 shares of the Company’s common stock, 300,000 of which are exercisable within 60 days of July 17, 2019. In addition, as of July 17, 2019, Mr. Hagerty held 1,000 shares of the Company’s common stock in his IRA and held 12,500 shares as trustee of the HCH 2010 Revocable Trust.

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Mr. Pietrosanto your proxy FOR the election of the Nominees by taking three steps:

  SIGNING the enclosed BLUE proxy card,
  DATING the enclosed BLUE proxy card, and
  MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Mr. Pietrosanto’s proxy materials,

please contact:

19 Old Kings Highway S., Suite 210

Darien, CT 06820

(203) 972-9300

Stockholders call toll-free at (877) 972-0090

Email: info@investor-com.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 12, 2019

Galaxy Gaming, INC.

2019 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF Robert G. Pietrosanto AND THE OTHER PARTICIPANTS IN HIS SOLICITATION

THE BOARD OF DIRECTORS OF Galaxy Gaming, INC.
IS NOT SOLICITING THIS PROXY

P    R    O    X    Y

The undersigned appoints Robert G. Pietrosanto and Robert B. Saucier, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $0.001 (the “Common Stock”), of Galaxy Gaming, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2019 Annual Meeting of Stockholders of the Company scheduled to be held at 9:00 a.m. (local time) on Wednesday, August 28, 2019, at Green Valley Ranch Resort Spa & Casino, 2300 Paseo Verde Parkway, Henderson, Nevada 89052 (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Pietrosanto a reasonable time before this solicitation.

This Proxy may only be voted for Mr. Pietrosanto’s nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return this Proxy will only be able to vote for Mr. Pietrosanto’s three nominees and will not have the opportunity to vote for the other two seats up for election at the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “1 YEAR” ON PROPOSAL 3, AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Mr. Pietrosanto’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

MR. PIETROSANTO RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 AND “1 YEAR” ON PROPOSAL 3. MR. PIETROSANTO MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2 AND PROPOSAL 4.

1.	Mr. Pietrosanto’s proposal to elect Tony A. Cranford, Sir Mark H. Jones and James D. Meier as directors of the Company:
	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW

Nominees: Tony A. Cranford Sir Mark H. Jones James D. Meier	☐	☐	☐ ______________ ______________

Mr. Pietrosanto does not expect that any of his nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Mr. Pietrosanto has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

2.	Company’s proposal to vote on an advisory resolution to approve the Company’s executive compensation program, commonly referred to as a “say on pay” vote:

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to vote on an advisory resolution to approve the Company’s frequency of the “say on pay” vote:

☐	1 YEAR	☐	2 YEARS	☐	3 YEARS	☐	ABSTAIN

4.	Company’s proposal to ratify the appointment of Piercy Bowler Taylor & Kern as the Company’s independent registered public accounting firm for 2019:

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.